
06037346



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period ____________ to ____________

Commission file number: 33-56623 0-11399

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Cintas Partners' Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

CONTENTS

	Page
Report of Independent Auditors	1
Audited Financial Statements	
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule	12
Signature	
Exhibit	
Consent of Independent Auditors	Exhibit 23.1

Financial Statements and Supplemental Schedule

Cintas Partners' Plan

As of December 31, 2005 and May 31, 2005 and
For the Seven Months Ended December 31, 2005
With Report of Independent Registered Public Accounting Firm

Cintas Partners' Plan

Financial Statements
and Supplemental Schedule

As of December 31, 2005 and May 31, 2005 and
For the Seven Months Ended December 31, 2005

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statements of Net Assets Available for Benefits 2
Statement of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) 12

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Cintas Partners' Plan as of December 31, 2005 and May 31, 2005, and the related statement of changes in net assets available for benefits for the seven months ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and May 31, 2005, and the changes in its net assets available for benefits for the seven months ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 12, 2006

Cintas Partners' Plan

Statements of Net Assets Available for Benefits

	December 31, 2005	May 31, 2005
Assets		
Investments, at fair value	**$ 454,463,195**	$ 411,928,166
Cash	**149,248**	44,437
Employer contributions receivable	**-**	21,800,000
Participants contributions receivable	**721,306**	
Accrued income	**5,823**	1,447
Total assets	**455,339,572**	433,774,050
Liabilities		
Notes payable	**6,738,966**	6,738,966
Other	**112,209**	58,465
Total liabilities	**6,851,175**	6,797,431
Net assets available for benefits	**$ 448,488,397**	$ 426,976,619

See accompanying notes.

Cintas Partners' Plan

Statement of Changes in Net Assets Available for Benefits

Seven Months Ended December 31, 2005

Additions	
Interest and dividends	**$ 5,902,170**
Net appreciation in fair value of investments	**13,611,431**
Contributions:	
Employer	**186,947**
Participants	**23,200,946**
Rollovers	**1,173,357**
Total additions	**44,074,851**
Deductions	
Benefit payments	**21,423,002**
Administrative expenses	**998,681**
Interest expense	**198,156**
Other	**(56,766)**
Total deductions	**22,563,073**
Net increase	**21,511,778**
Net assets available for benefits at beginning of the period	**426,976,619**
Net assets available for benefits at end of the period	**$ 448,488,397**

See accompanying notes.

Cintas Partners' Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the Cintas Partners' Plan (the "Plan") provides only general information. Participants should refer to the *Summary Plan Description* for a more complete description of the Plan's provisions.

Cintas Corporation (the "Company") established the Plan on June 1, 1991 upon the merger of the Profit Sharing Plan of Cintas Corporation and Cintas Corporation Employee Stock Ownership Plan. In June 1993, the Plan was amended to enable Participants to make voluntary before-tax contributions.

General

The Plan is a defined contribution plan designed to comply with the appropriate regulations of the Internal Revenue Code, as amended (the "Code"), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). A Vice President of the Company currently administers the Plan, and Fifth Third Bank serves as Plan Trustee.

Eligibility and Participation

U.S. employees of the Company are generally eligible to participate in the tax-deferred contribution portion of the Plan after three months of service. Participants are eligible to participate in all other portions of the Plan after reaching 1,000 hours and may receive an allocation of Company contributions made as of the end of the plan year provided they work at least 1,000 hours during the preceding plan year and are employed on the last day of the fiscal year beginning within that plan year.

Contributions

A participant is permitted to make voluntary before-tax contributions to the Plan in any whole percent of the Participant's annual compensation from 1 percent to 75 percent, subject to Internal Revenue Service limitations. At its discretion, the Board of Directors of the Company may authorize a matching contribution of Participants' before-tax contributions.

1. Description of the Plan (continued)

Contributions (continued)

A Participant may rollover proceeds of a lump sum distribution from another qualified plan, or transfer proceeds of a distribution from certain individual retirement accounts into the Participant's account. Company profit sharing and employee stock ownership plan ("ESOP") contributions are allocated to the Profit Sharing Contributions Account and the ESOP Contributions Account, respectively, and made at the discretion of the Company's Board of Directors.

Participant Accounts

Each Participant's account is credited with the Participant's voluntary before-tax contribution and an allocation of (i) the Company's profit sharing contribution, (ii) the Company's ESOP contribution, (iii) forfeitures from the Profit Sharing, 401(k) matching and ESOP accounts, (iv) the Company's matching contribution and (v) Plan earnings. Allocations for (i) and (ii) are based upon a point system, which takes into account compensation and years of service. The allocation for the Profit Sharing and ESOP portion of (iii) is based upon the ratio of each Participant's eligible compensation to the total eligible compensation, provided the participant is eligible to receive a profit sharing or an ESOP allocation. The allocation for the 401(k) Matching portion of (iii) is based upon the ratio of a participant's 401(k) contributions to the total 401(k) contributions, provided the participant is eligible to receive a matching contribution. The allocation for (iv) is equal to the eligible Participant's before-tax contributions multiplied by the matching contribution percentage, if any, determined by the Board of Directors each year. The allocation for (v) is based upon the ratio of each Participant's account value to the total value within that fund as of the previous valuation date.

At December 31, 2005, forfeitures totaled $1,050,500 within the Plan. These funds may be used at the discretion of the Company first to restore forfeitures of participants who are reemployed and next, to make administrative corrections and offset the cost of administration of the Plan. Thereafter, any remaining forfeitures from a participant's profit sharing or ESOP contributions account are allocated as described above in (iii).

1. Description of the Plan (continued)

Investment Elections

The only investment option for ESOP contributions is the Company's common stock. The Company's Board of Directors determines the contribution to the ESOP Contributions Account. The Plan allows Participants to direct their 401(k) before-tax, after-tax, matching, rollover, and profit sharing contributions into one or more of the following investment options.

The *Fifth Third Stable Value Fund* seeks to provide a stable rate of return while preserving principal. Stable value funds typically invest in contracts, primarily from insurance companies, that specify a given rate of return. The types of securities most usually held in stable value funds are shorter-term, higher-quality, fixed income securities.

The *PIMCO Total Return Fund* seeks total return consistent with preservation of capital. The fund normally invests in at least 65% of assets in equity securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

The *Fifth Third Equity Index Fund* seeks long-term capital appreciation through replicating the holdings within the S&P 500 Index. Management of the fund attempts to mirror the transactions within the S&P 500 while buying and selling at the best available prices.

The *Barclays Family of Funds LifePath Funds* seek long-term capital appreciation by investing in a pre-mixed portfolio that gradually shifts from a greater concentration of higher-risk investments (primarily stocks) to a greater concentration of lower-risk investments (generally bonds and cash instruments) as retirement age approaches.

The *American Funds Washington Mutual Fund* seeks income and the opportunity for growth of principal. The fund seeks to be at least 95% invested in equity-type securities. The fund invests in stocks that meet strict standards evolving from requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds.

The *Fifth Third Quality Growth Fund* seeks capital growth; income is secondary. The fund normally invests at least 65% of assets in high quality growth companies. The stocks are selected on the basis of historical and projected dividend and earnings growth, debt-to-capital ratios, and quality of management.

The *Artisan Mid Cap Fund* long-term capital growth. The fund primarily invests in common stocks of mid-size companies. The fund also seeks companies that have or are developing franchise characteristics, and that it believes to be undervalued.

1. Description of the Plan (continued)

Investment Elections (continued)

The *American Europacific Growth Fund* seeks long-term capital appreciation by investing in stocks outside of the United States, including Europe and Asia. This large blend fund invests in a variety of large international stocks and money markets.

The *T. Rowe Price Small Cap Stock Fund* invests in small-cap stocks within the U.S. Companies considered small-cap stocks are those with a total market value below $2 billion. Typically, the portfolio consists of small-cap companies that offer superior growth in earnings coupled with an attractive stock price.

The *Cintas Corporation Common Stock Fund* invests in common stock of the Company. Fifth Third Bank makes purchases of the Company's stock for this fund either on the open market or directly from the Company. The Trustee determines when to purchase the Company's common stock for the fund. Until purchases are made, contributions are invested in cash. The Participants, through a proxy, direct Fifth Third Bank how to vote this stock.

Benefits and Vesting

The benefits to which the Participants are entitled cannot exceed the value of the Plan's net assets. Employee before-tax contributions, rollover contributions, and earnings thereon vest immediately. Participants are 100% vested in their ESOP Contributions Account and Profit Sharing Contribution Account after 5 years of service, with no partial vesting. A participant is vested in his or her Company Matching Contribution Account for contributions made for and after the Plan year ending May 31, 2003 in accordance with the following schedule:

Years of Vesting Service	Percentage Vested
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%

1. Description of the Plan (continued)

Benefits and Vesting (continued)

Matching contributions made prior to the Plan year ending May 31, 2003 will continue to vest under the five-year cliff schedule, with no partial vesting.

Participant Loans

Participants may borrow, from their 401(k) funds, a minimum of $500 up to a maximum of the lesser of 50 percent of the fair market value of the Participant's Before-Tax Contributions Account, Rollover Contributions Account, and Vested Transfer Contributions Account or $50,000 less the Participant's highest outstanding loan balance during the twelve month period immediately preceding the date of the loan. Loans bear interest at a rate of 1 percent over the Wall Street Journal prime rate, and loan terms are not to be less than six months nor greater than five years. The balance in the Participant's account secures the loans.

Principal and interest are paid ratably through periodic payroll deductions. Outstanding loans become immediately due and payable if a Participant terminates employment.

Payment of Benefits

On termination of service, a Participant may receive a lump sum amount of his/her 401(k) contributions, including the Participant's Before-Tax, Rollover, After-Tax and Transfer Contributions, as soon as administratively practicable after the participant has been separated from the Company.

A Participant may receive a lump sum amount of the ESOP Contribution Account, Profit Sharing Contribution Account, and Company Matching Contribution Account as soon as administratively practical after he/she has been separated from the Company if one of the following applies: (i) the Participant is age 55 or older; (ii) the Participant has 15 or more years of credited service; or (iii) the Participant's total vested Company contributions and earnings are $5,000 or less. If none of the above apply, the Participant is eligible to receive his/her ESOP Contributions Account, Profit Sharing Contribution Account, and Company Matching Contribution Account after the Participant has been separated from the Company for a period of one year, or after the Participant reaches age 55, whichever is earlier.

1. Description of the Plan (continued)

Payment of Benefits (continued)

The normal form of payment is a lump sum in cash; however, a Participant shall have the right to receive his or her vested account (i) in monthly, quarterly, semi-annual or annual installment payments over a period less than ten years or (ii) by a rollover distribution paid directly to an eligible retirement plan. In addition, a Participant may request to receive his/her ESOP Contributions Account in full shares of Cintas Common Stock.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The shares of the Company and other common stocks are valued at the last reported sale price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

The Plan purchased 270,000 shares, 114,914 shares, and 65,960 shares of the Company's common stock in May 2000, 2003 and 2005, respectively, using the proceeds of bank loans (see Note 4) guaranteed by the Company. The bank loans are to be repaid through fully deductible Company contributions to the Plan. Based on the Company's contribution, shares are allocated to the employees; however, the unallocated shares are collateral for the debt, and remain so until final payment of the loan.

The fair value of individual investments that represent 5 percent or more of the Plan's net assets were as follows:

	December 31, 2005	**May 31, 2005**
Investments at fair value, as determined by quoted market prices:		
Cintas Corporation Common Stock Fund	**$ 119,672,547**	$ 121,345,104
Barclays Lifepath 2020 Fund	**28,366,913**	27,548,477
Barclays Lifepath 2030 Fund	**31,411,207**	28,919,673
Fifth Third Equity Index Fund	**34,470,350**	33,533,447
Fifth Third Stable Value Fund	**85,996,710**	75,190,064
American Funds Washington Mutual Fund	**38,237,596**	36,597,709

The Plan's investments (including investments bought, sold, and held during the seven months ended December 31, 2005) appreciated in value as follows:

Investments, at fair value as determined by quoted market price:	
Cintas Corporation Common Stock	**$ 3,621,687**
Shares of registered investment companies	**9,989,744**
	$ 13,611,431

4. Notes Payable

As discussed above, in prior fiscal years, the Plan obtained bank loans to purchase shares of the Company's common stock. The loans, which have variable interest rates, are guaranteed by the Company and are secured by the unallocated shares of the Company's common stock that were purchased. The loans were schedule to mature in March 2006; however, subsequent to year end, the maturity date was extended to September 2006. As of December 31, 2005, the loans' outstanding balances total $6,738,966 and are secured by 182,905 shares of the Company's common stock with a market value of $7,522,883.

5. Related-Party Transaction

Certain Plan investments are shares of regulated investment companies managed by Fifth Third Bank. Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 17, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt. A new IRS determination letter request was filed with the IRS on April 28, 2006 for a determination that the Plan, as restated effective June 1, 2005, is qualified under Section 401(a) of the Internal Revenue Code.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Cintas Partners' Plan
EIN: 31-1188630 Plan: 006

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value		Current Value
Common stock			
ESC Seagate Technology	416	shares	$ 4
Cintas Corporation stock			
Cintas Corporation Common Stock Fund	2,909,617	shares	119,672,547
Interest-bearing cash			
Fifth Third Prime Money Market Fund**	34,179	shares	34,179
Firth Third Banksafe Trust**	3,321,451	shares	3,321,451
			3,355,630
Non-interest-bearing cash			149,248
Shares of registered investment companies			
Fifth Third Stable Value Fund**	8,050,144	shares	85,996,710
PIMCO Total Return Fund	1,178,115	shares	12,355,043
Artisan Mid Cap Fund	431,831	shares	13,352,216
Barclays Lifepath Retirement Fund	205,638	shares	2,307,262
Barclays Lifepath 2010 Fund	1,082,347	shares	13,994,753
Barclays Lifepath 2020 Fund	1,789,711	shares	28,366,913
Barclays Lifepath 2030 Fund	2,041,014	shares	31,411,207
Barclays Lifepath 2040 Fund	779,453	shares	14,170,457
American Europacific Growth Fund	403,435	shares	16,383,073
Fifth Third Quality Growth Fund**	780,251	shares	13,006,776
T. Rowe Price Small Cap Stock Fund	426,651	shares	13,938,676
American Funds Washington Mutual Fund	1,245,119	shares	38,237,596
Fifth Third Equity Index Fund**	1,393,304	shares	34,470,350
			317,991,032
Participant loans	Interest rates ranging from 4.8-10.5%		13,443,982
			$ 454,612,443

** Indicates party-interest to the Plan.
Cost Information is not required for participant-directed amounts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINTAS PARTNERS' PLAN

Date: June 20, 2006

By: 

Jennifer Mueller, Director of Benefits & Compensation

1664192.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-121459) pertaining to the Cintas Partners' Plan of Cintas Corporation of our report dated May 12, 2006, with respect to the financial statements and schedule of the Cintas Partners' Plan included in this Annual Report (Form 11-K) for the seven months ended December 31, 2005.

Ernst + Young LLP

Cincinnati, Ohio
June 27, 2006